

December 22, 2022

Peter J. Arduini
President and Chief Executive Officer
GE Healthcare Holding LLC
500 W. Monroe Street
Chicago, IL 60661

> **Re: GE Healthcare Holding LLC**
> **Registration Statement on Form S-1**
> **Filed December 14, 2022**
> **File No. 333-268797**

Dear Peter J. Arduini:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Abby Adams at (202) 551-6902 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services

cc: Christodoulos Kaoutzanis, Esq.